EXHIBIT 20

                                                NEWS RELEASE

                                        Modine Manufacturing Company
                                        1500 DeKoven Avenue
                                        Racine, Wisconsin 53403-2552


Release Date    Immediate

     Contact    Gerald J. Sweda

   Telephone    (414) 636-1361



     Modine anticipates sales growth in new fiscal year

     RACINE, Wis., June 10, 1999 - Modine Manufacturing Company (Nasdaq: MODI) expects sales in the fiscal year ending March 31, 2000, to grow at approximately the same seven-percent rate as during the last year, according to the company's annual report that was mailed to shareholders today.

     "As we position ourselves for significant future growth," said Chairman Richard T. Savage and President and CEO Donald R. Johnson, "we anticipate another year of modest sales growth in fiscal 2000, similar to the year just ended. It's our intent to grow, however, and to do so profitably. Based on our past experience, we expect that continued acquisitions will help us reach our goal of being a $2-billion company by 2003. We anticipate that approximately half of the growth will be from internal resources and the balance achieved through acquisitions."

     This news release's forward-looking statements about sales involve risks and uncertainties, as detailed on page 17 of the 1999 annual report to shareholders.

     Modine's results for the fiscal year ended March 31, 1999, set records with sales at $1.1 billion and net earnings of $73.9 million, or $2.46 per diluted share. Modine is a world leader at solving heating and cooling problems in vehicles, buildings, and off-highway and industrial equipment.



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